STOECKLEIN LAW GROUP, A PROFESSIONAL CORPORATION

 PRACTICE LIMITED TO FEDERAL SECURITIES

EMERALD PLAZA	Telephone: (619) 595-4882
402 West Broadway	Facsimile: (619) 595-4883
Suite 400	email: djs@slgseclaw.com
San Diego, California 92101	web: www.slgseclaw.com

December 7, 2005

Jill S. Davis

Division of Corporate Finance

Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Integrated Environmental Technologies, Ltd.
Your Letter of November 3, 2005

Form 10-KSB for Fiscal Year Ended December 31, 2004

Filed March 30, 2005

Forms 10-QSB for Fiscal Quarter Ended March 31, 2005 and June 30, 2005
Filed May 17, 2005 and August 19, 2005
Response Letter Dated October 11, 2005
File No. 0-26309

Form SB-2
Filed October 3, 2005
File No. 333-128759

Dear Ms. Davis:

This correspondence is in response to your letter dated November 3, 2005 in reference to our filings referenced above, on behalf of Integrated Environmental Technologies, Ltd. (“IET”).

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the revised and amended filings.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Report of Independent Registrant Public Accounting Firm, page F-1

1.

We reviewed your responses to prior comment number two and are unable to agree with your conclusion to address our comment in future filings. We, therefore, reissue prior comment number two. Please request that your auditors revise their report to

Integrated Environmental Technologies, Ltd.

October 19, 2005

reflect the name and signatures of your independent auditors such that the report fully complies with Rule 2-02(a) of Regulation S-X. Refer to Note 2 to Item 310 of Regulation S-B.

Response:

We have complied with your request and attached the revised report from the independent auditors to the amendment no. 1 to Form 10-KSB for fiscal year ended December 31, 2005.

Financial Statements

Consolidated Statement of Cash Flows, page F-5

2.

It is unclear from your response to prior comment number three how you intend to correct in future filings the disclosure of the non cash financing activity for a reverse stock split. Please address our prior comment in more detail by specifically identifying the nature of this disclosure and how you intend to modify the disclosure.

Response:

We agree that the reverse stock split should not be a non-cash financing activity disclosure and therefore have deleted that line from our Statement of Cash Flows filed in amendment no. 1 to Form 10-KSB for fiscal year ended December 31, 2005.

Note 1 – Significant Accounting Policies, page F-6

Organization and business

3.	We reviewed your response to prior comment number four and are unable to agree with your conclusions. We, therefore, reissue prior comment number four.

Response:

We have revised our disclosure in Note 1 – Significant Accounting Policies, Organization of Business in amendment no. 1 to Form 10-KSB for fiscal year ended December 31, 2005 to comply with your request. It now reads as follows:

Organization and business

Integrated Environmental Technologies, Ltd. (IET), formerly Naturol Holdings Ltd. (NHL), formerly Coronado Explorations Ltd. (CEL), a Delaware corporation, was incorporated on February 2, 1999.

Integrated Environmental Technologies, Ltd.

October 19, 2005

On January 17, 2002, CEL completed a reverse triangular merger among Coronado Subsidiary Corp (CSC), a Nevada corporation and a wholly owned subsidiary of CEL, and Naturol Inc. (Naturol), a Nevada corporation, whereby CEL issued 10,000,002 shares of its common stock in exchange for 100% of Naturol’s outstanding common stock, which resulted in the stockholders of Naturol holding approximately 67% of CEL’s common stock. Pursuant to the merger, Naturol merged with CSC wherein CSC ceased to exist and Naturol became a wholly owned subsidiary of CEL. At the time of the merger CEL was a development stage entity with no assets or operating activities. CSC was formed solely to complete the reverse triangular merger, as such CSC had no assets or operations.

Although CEL was the legal acquirer, the merger was accounted for as a reverse acquisition under the purchase method for business combinations. Accordingly, the combination of the two companies is recorded as a recapitalization of CEL whereby Naturol is treated as the continuing entity. As part of the merger, CEL assumed a note due from CEL to a stockholder of Naturol totaling $26,500. Also 5,000,000 outstanding shares of CEL remained outstanding. The par value of the 5,000,000 CEL shares ($25,000) that remained outstanding, the par value of the excess shares issued in the exchange for Naturol shares ($1,265) and the historical value of the note ($26,500) were offset to paid in capital.

The financial statements presented herein are of Naturol since its inception on June 18, 2001.

CEL’s fiscal period ended on January 31 so the 2002 fiscal year ended on January 31, 2002. CEL changed its name to NHL concurrent with the completion of the merger. NHL changed its year-end to December 31 in 2002. NHL changed its name to IET on April 23, 2004.

In the fiscal year ended December 31, 2002, NHL acquired a 49% interest in Naturol (Canada) Limited with the remaining 51% owned by one of its officers (that officer is no longer involved with the Company). The Canadian affiliate had begun operations in November 2001. On December 16, 2002, NHL returned all of its ownership interest in Naturol, (Canada) Limited. During the eleven month period ended December 31, 2002, the Company had expenses totaling approximately $3,875 relating to its investment in Naturol (Canada) Limited.

Form 10-QSB for the Quarterly Period Ended June 30, 2005

Note 3 – Notes Payable, page 4

4.

We understand that on June 16, 2005, you entered into a promissory note agreement to extend the maturity of your note with United Capital Group to January 16, 2006. We note that as part of that agreement the note holder has the ability to convert the note into shares of your comment stock. Please describe in more detail the terms of

Integrated Environmental Technologies, Ltd.

October 19, 2005

this note and its conversion feature. Tell us how you accounted for this portion of the agreement. Cite any applicable accounting literature in your response.

Response:

We amended our disclosure under Note 3 – Notes Payable in amendment no. 1 to our June 30, 2005 10-QSB to read as follows:

The Company borrowed $50,000 from United Capital Group, Inc. on February 1, 2005 with repayment due February 16, 2005. The Company subsequently has repaid $15,000 and the current balance due is $35,000. The note has an interest rate of 6%. On June 16, 2005, the Company entered into a promissory note agreement to extend the maturity to January 16, 2006. As a part of that agreement the note holder has the ability to convert the note into shares of the Company’s common stock. At the option of the holder any amount owed under the promissory note that are not paid in full may be converted into shares of common stock at the rate of one share for each $0.10 of indebtedness converted. At the date the agreement was signed the Company’s stock was trading at $0.12 per share. There was a beneficial conversion of $7,200 based on the difference between the trading price and the conversion price. The beneficial conversion will accrete over the life of the loan and for the quarter ended June 30, 2005 the accretion was $514. This was recorded as additional interest expense. Further as an inducement to United Capital Group the Company agreed to issue them 50,000 shares of its common stock with a value of $6,000 based on the value the stock was trading on the date of the agreement. This was recorded as a loan fee and will be amortized over the life of the loan. For the quarter ended June 30, 2005 the amortization of the loan fee totaled $428.

Form 8-K, Filed October 14, 2003

5.

We note your announcement regarding the sale of an EcaFlo™ Model 080 and your disclosure that this sale is currently outside of your License Agreement with Electro-Chemical Technologies, Ltd. (“Licensor”). Please explain to us the meaning of your statement that you are “relying on verbal representations made by the Licensor that [you are] free to explore additional usages prior to modifying the original license agreement.” In your response, tell us how you have accounted for this sale and the impact, if any, that this situation has on your accounting treatment. This comment also applies to your announcement in you Form 8-K filed October 12, 2005 regarding the sale of an EcaFlo™ Model 40.

Response:

IET is exclusively licensed certain applications in the United States by Electro-Chemical Technologies Ltd. The applications are as follows: (i) recreational water purification units producing small volumes per hour of potable water; (ii) residential water purification units; (iii) water purification units for use by small businesses such as offices, motels and restaurants, and state and local government facilities, not including municipal water systems; (iv) the disinfection of storm water runoff; and (v) the decontamination of oil well water. Recently, IET has made sales to customers for applications outside of its exclusive license agreement. When these sales

Integrated Environmental Technologies, Ltd.

October 19, 2005

were made Management of IET was relying on verbal representation made by Vadim Panichev, President and CEO of Electro-Chemical. Mr. Panichev granted IET permission to market its FEM-3 ECA devices to potential customers outside of IET’s exclusive application areas for purposes of determining the existence and size of such markets. A copy of a letter from Mr. Panichev dated November 8, 2005, wherein he confirms the above mentioned verbal understanding is attached hereto.

These sales are accounted for in the same manner as sales made within IET’s exclusive license. These sales do not have a different impact on IET’s accounting treatment.

Form SB-2, Filed October 3, 2005

General

6.

Please note that we have limited our review of your Form SB-2 filed on October 3, 2005 to compliance with our comments issued on your Form 10-KSB for the year ended December 31, 2004. We will not be in a position to declare the registration statement effective until all comment have been addressed.

Response:

We note your limited review of the registration statement and upon clearance and satisfaction of the comments above we plan on requesting accelerated effectiveness of the registration statement.

Please advise if we can be of any further assistance.

Yours truly,

/s/ Donald Stoecklein

Donald J. Stoecklein

/rv

ELECTRO-CHEMICAL TECHNOLOGIES LTD.

340 East Warm Springs Road, Suite 1A

Las Vegas, Nevada 89119

Tel/Fax: 314-878-6797

November 8, 2005

Mr. Williams E. “Bill” Prince

President and CEO

Integrated Environmental Technologies, Ltd.

4235 Commerce Street

Little River, SC 29566

Dear Bill:

Please accept this letter as confirmation of our mutual understanding that ECT (Licensor) grants IET (Licensee) permission to market its FEM-3 ECA devices to potential customers outside of IET’s exclusive application areas only for purposes of determining the existence and size of such markets. ECT and IET fully agree that IET will continue to prepare quarterly net sales and royalty reports which include all sales, whether in licensed areas or exploratory markets. ECT and IET further agree that IET will provide ECT with results of all trial installation add prepare and present to ECT a business plan for each such exploratory application. This letter does not in any way alter IET’s geographical territory of the United States or add to its licensed applications or ECA Technology rights.

I am available should any additional clarification be required.

Sincerely,

/s/Vadim Panichev

Vadim Panichev

President and CEO